September 28, 2015

VIA EDGAR

Mr. Brad Skinner

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:                             Halcón Resources Corporation
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 26, 2015
File No. 001-35467

Dear Mr. Skinner:

This letter responds to the staff’s comment letter dated September 17, 2015 regarding Halcón Resources Corporation’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2014 filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 26, 2015.  For your convenience, your comment has been reproduced below, together with the response of the Company.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 1 — Business, page 6

Oil and Natural Gas Reserves, page 9

1.                                      We have read your response to prior comment one, indicating several reasons why you have not quantified the reasonably possible effects of lower commodity prices on your development plans and accounting under the full cost methodology. For example, we note the following remarks:

•                                          you explain that your hedging program is designed to “mitigate the impact of fluctuations in commodity prices” which “permits the company to be less reactive to short-term changes in commodity process with respect to drilling plans than it might be otherwise;”

•                                          you express the view that ceiling test calculations “are dependent upon a variety of factors, some of which are subjective” and “it is difficult for the Company to estimate future ceiling test write-downs accurately”; and

•                                          you state that you believe that a well-considered sensitivity analysis such as that provided in your Form 10-K “provides the reader with insight into the effects of commodity price changes on potential ceiling test write-downs”.

You disclose on page 65 that you recorded a full cost ceiling test impairment of $239.7 million for the year ended December 31, 2014 due to the “non-routine transfers of unevaluated properties to the full cost pool,” and changed your business strategy away from the non-strategic areas of the Utica / Point Pleasant and TMS “until economics and return on investment improve due to a combination of lower drilling and completion costs and higher commodity prices”. You disclose in your most recent interim filing that you significantly curtailed capital spending and recorded material ceiling test impairments for each of the three months ended March 31, 2015 and June 30, 2015. You further disclose that if commodity prices remain at decreased levels, the average prices used in the ceiling calculation will decline and will cause additional write downs of your oil and natural gas properties.

Given the foregoing, it appears at least reasonably possible that the impact of lower prices will be material. SEC Release 33-8350 and Items 303(a)(1), (2)(ii), and (3)(ii) of Regulation S-K, as well as Instruction 3 to that guidance, require quantified disclosure regarding the material effects of known material trends and uncertainties when quantitative information is reasonably available. Please revise your disclosure to quantify the impact on proved reserves and potential upcoming ceiling test impairments if commodity price increases do not occur. For example, since you have nine or ten of the twelve prices needed for the next ceiling test at the time of filing your periodic reports, disclose information about the magnitude of any material reasonably possible upcoming ceiling test write-downs, based on information known to you in advance of filing your report, along with any of the underlying assumptions that are necessary to clarify the nature of this disclosure.

Response:

In light of the staff’s comment, to clarify the effects of current oil and natural gas prices on the ceiling test and proved reserves, in future periodic filings (discussed further below) the Company proposes to include disclosure of potential upcoming ceiling test impairments by showing what the impairment and impact to proved reserves could be using a 12-month average incorporating the first-day-of-the-month prices for oil and natural gas for the nine months preceding the reporting date and those prices after the reporting date and preceding the filing date that are reasonably available, while holding other factors constant. The first-day-of-the-month prices reasonably available after the end of the reporting period will be held constant to complete the 12-month average.  Below is an example of the foregoing that the Company proposes to include in its Form 10-Q for the quarter ended September 30, 2015:

“If the average of the oil and natural gas prices for the first day of each month for the trailing 12-month period ended September 30, 2015 had been $[   ] per Bbl for oil and $[   ]per Mmbtu for natural gas, holding all other factors constant, our ceiling test limitation related to the net book value of our proved oil and natural gas properties would have been reduced by approximately $[   ] million. The foregoing prices were calculated using a simple average of the oil and natural gas prices on the first day of the month for each of the 10 months ended October 2015, with the prices for October 2015 held constant for the remaining two months to create a trailing 12-month period. As a consequence of the pro forma reduction in the ceiling test limitation, our ceiling test impairment would have increased by approximately $[    ] million, partly as a result of a pro forma decrease in our proved undeveloped reserves of approximately   %, primarily due to certain locations that would not be economical when using these prices. The foregoing calculation of the impact of lower commodity prices was prepared assuming that all inputs and factors other than oil and natural gas prices remain constant, thereby isolating the impact of commodity prices on our ceiling test limitation and proved reserves. Price is only one variable in the estimation of our proved reserves, and other factors could have a significant impact on future reserves and the present value of future cash flows, including, but not limited to, extensions and discoveries, changes in costs, drilling results, well performance and changes in our development plans. There are numerous uncertainties inherent in the estimation of proved reserves and accounting for oil and natural gas properties in subsequent periods and this pro forma estimate should not be construed as indicative of our development plans or future results.”

The proposed disclosure will be included in the Company’s future periodic reports, beginning (as noted above) with its Form 10-Q for the quarter ended September 30, 2015, and in each periodic report thereafter to the extent that the Company expects to incur future ceiling test impairments and downward revisions to its proved reserves as a result of changes in commodity prices.

If you have any questions or require additional information, please call the undersigned at (832) 538-0303 or email at mmize@halconresources.com.

Sincerely,

/s/ Mark J. Mize
Mark J. Mize
Executive Vice President,
Chief Financial Officer and Treasurer